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                               EXHIBIT (3)(b)(3)
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                           EMERALD ISLE BANCORP, INC.

                           Second Amendment to By-Laws

      At the meeting of January 22, 1997, the Board of Directors of the Corporation

      VOTED: To amend the first sentence of Article III, Section 1 of the By-Laws of the Corporation to change the date of the annual meeting of stockholders from the third Monday in April to the last Monday in April as follows:

                  "The annual meeting of stockholders shall be held on the last Monday in April in each year (or if that be a legal holiday in the place where the meeting is to be held, on the next succeeding full business day ) at 10:00 a.m. at the main office of the Corporation in Massachusetts, unless a different hour, date or place within Massachusetts (or, if permitted by law, elsewhere in the United States) is fixed by the Chairman of the Board, if one is elected, the Vice Chairman, if one is elected, or the Board of Directors acting by vote or by written instrument or instruments signed by them."